Stolt Offshore S.A.                                    [Graphic omitted]

NEWS RELEASE

            Stolt Offshore S.A. Awarded $40 million in New Contracts
                      in Northern Europe and Canada Region

London, England - July 13, 2005 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), today announced it has been awarded two contracts by Bluewater Industries, together totalling $40 million for installation work on two fields in the Southern North Sea on behalf of ATP Oil & Gas.

The first of these, valued at approximately $23 million, is for the installation of some 86 kilometres of rigid production and service pipelines between the Garrow, Kilmar and Trent platforms as part of the Tors development. The second contract, valued at approximately $17 million, is for the tie-back of the L6 subsea well to the G17 platform in the Dutch sector of the North Sea by the installation of some 40 kilometres of rigid pipeline and well control umbilical. Installation of both projects takes place this year.

Oyvind Mikaelsen, Vice President Northern Europe and Canada Region, said "We are delighted with this award which reflects our long term relationship with ATP and Bluewater through which we are able to package fast track projects of this type. This new type of relationship with our customers is evidence of the constructive working relationship that we have developed with some of the smaller oil companies."

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy / Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

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